UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

RUNWAY ACQUISITION CO.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

COX AUTOMOTIVE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Peter C. Cassat, Esq.

Cox Automotive, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: (404) 568-8000

Facsimile: (404) 568-7412

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David C. Karp

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10023

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,726,812,389	$433,055.60

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 54,859,720 shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc. (“Dealertrack”) outstanding multiplied by the offer price of $63.25 per share; (ii) 2,649,565 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $63.25 per share, multiplied by the offer price of $63.25 per share minus the exercise price for each such option; (iii) 1,039,435 Shares reserved for issuance upon settlement of outstanding Company restricted share unit awards multiplied by the offer price of $63.25 per Share; (iv) 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards multiplied by the offer price of $63.25 per Share; and (v) 70,097 Shares reserved for issuance upon settlement of outstanding Company deferred share unit awards multiplied by the offer price of $63.25 per Share. The calculation of the filing fee is based on information provided by Dealertrack as of June 23, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $433,055.60	Filing Party: Cox Automotive, Inc.
Form of Registration No.: Schedule TO	Date Filed: June 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on June 26, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack”), at a purchase price of $63.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended hereby, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	The following is hereby added at the end of the fourth paragraph on page 17 in the subsection titled “Background of the Offer” in Section 10 “Background of the Offer; Past Contacts or Negotiations with Dealertrack”:

“Mr. Schwartz asked Mr. O’Neil whether Mr. O’Neil would be willing to stay on, in a role to be discussed, with the combined company following the closing of the proposed transaction. Mr. O’Neil said he would be open to considering staying on.”

2.	The following is hereby added at the beginning of the second paragraph on page 18 in the subsection titled “Background of the Offer” in Section 10 “Background of the Offer; Past Contacts or Negotiations with Dealertrack”:

“On or around June 9, Mr. Schwartz asked Mr. O’Neil whether his current employment with Dealertrack provided for any plane allowance. Mr. O’Neil responded to Mr. Schwartz that Dealertrack did provide Mr. O’Neil with a plane allowance for work travel only.”

3.	The following is hereby added at the end of the third paragraph on page 18 in the subsection titled “Background of the Offer” in Section 10 “Background of the Offer; Past Contacts or Negotiations with Dealertrack”:

“On or around June 10, Mr. Schwartz mentioned to Mr. O’Neil that Mr. Schwartz or representatives of Wachtell Lipton would send a draft retention term sheet to Mr. O’Neil in the next day or so.”

4.	The following is hereby added at the end of the fourth paragraph on page 18 in the subsection titled “Background of the Offer” in Section 10 “Background of the Offer; Past Contacts or Negotiations with Dealertrack”:

“During the afternoon of June 11, representatives of Wachtell Lipton sent by email to Mr. O’Neil the draft retention term sheet. Mr. O’Neil was on a plane at this time, and did not respond. For more information concerning the draft retention term sheet, please see “Background of the Offer; Past Contacts or Negotiations with Dealertrack—Retention Term Sheet” below.”

5.	The following is hereby added as a new paragraph between the fifth and sixth paragraphs on page 18 in the subsection titled “Background of the Offer” in Section 10 “Background of the Offer; Past Contacts or Negotiations with Dealertrack”:

“During the afternoon on June 14, Mr. Schwartz and Mr. O’Neil discussed, in general terms, the draft retention term sheet. Mr. O’Neil did not accept the retention term sheet, Mr. O’Neil and Parent did not sign the retention term sheet, and Mr. O’Neil continued to negotiate the retention term sheet with Parent.”

6.	The following is hereby added at the end of the subsection entitled “Certain Legal Matters; Regulatory Approvals—General”:

“On July 18, 2015, the parties named in the Reiferson Complaint entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Reiferson Complaint.

The Memorandum of Understanding provides that, among other things, Dealertrack would make supplemental disclosures concerning the circumstances leading up to the Offer.

While the defendants believe that the Reiferson Complaint is without merit, and the defendants specifically deny the allegations made in therein and maintain that they have committed no wrongdoing whatsoever, the defendants concluded that it is desirable that the Reiferson Complaint be resolved. The proposed settlement of the Reiferson Complaint, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the Offer and the Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery of the State of Delaware will approve the settlement.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2015

RUNWAY ACQUISITION CO.

By:	/s/ Peter C. Cassat
Name:	Peter C. Cassat
Title:	Vice President

COX AUTOMOTIVE, INC.

By:	/s/ Peter C. Cassat
Name:	Peter C. Cassat
Title:	Vice President and General Counsel